

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 9, 2010

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed March 31, 2010**
> **File No. 333-154243**

Dear Mr. Pushkantser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 32

1.   Please tell us how the second column for Dr. Bekker reflects the vesting of the options you previously granted to him, as mentioned on page 25.

Security Ownership . . ., page 54

2.   Refer to note 1. Please clarify how having 22,749,202 shares of common stock and 100 shares of Series A preferred stock results in "an aggregate of 22,576,616 voting securities."

Description of Securities, page 55

3.   Please tell us why this section does not discuss the "class B stock" mentioned in Exhibit A to Exhibit 10.22. Also, given that the counterparty to that exhibit is to receive "10,000 shares of . . . Class B stock per month" and the agreement is dated January 1, 2010, please tell us, with a view toward disclosure, why your disclosure on pages 99 through 101 describes only one issuance of 10,000 shares of common stock to that counterparty.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

4.   We see that your current disclosure only discusses results of operations for fiscal years 2008 and 2009 although you present financial statements, including statements of operations and statements of cash flows for the fiscal years ended December 31, 2009, 2008 and 2007. As discussed in Instruction 1 to paragraph 303(a) of Regulation S-K, the discussion and analysis should cover all periods covered by the financial statements. Please revise your MD&A to comply.

Results of Operations for the fiscal year ended December 31, 2009 compared to December 31, 2008, page 61

Software Development Expense, page 61

5.   We see that you reference this expense category as "research and development" on your statement of operations. Please revise to provide a consistent description of your expense line items between MD&A and the statement of operations.

Audited Financial Statements for the Period ended December 31, 2009

6.   We see that you continue to label the primary financial statements for the year ended December 31, 2008 as "restated" but you no longer include the note to your financial statements that discusses the restatement. This presentation may be confusing to investors. If you intended to highlight the restatement to investors, please revise to include the disclosures discussed in FASB ASC 250-10-50. Otherwise, please remove "restated" label from all sections of the document.

Report of Independent Registered Public Accounting Firm, page F-1

7.   We see that you present financial statements for the fiscal years ended December 31, 2009, 2008, and 2007 as well as for the cumulative period during the development stage from August 14, 2007 to December 31, 2009. However, we see that the audit report issued by your independent accountants only opined on the years ended December 31, 2009 and 2008. Please note that as a smaller

reporting company and a development stage company, Rule 8-02 of Regulation S-X and FASB ASC 915-205-45 requires you to provide audited financial statements that include balance sheets as of December 31, 2009 and 2008, statements of operations and cash flows for each of those periods, as well as a cumulative statement of operations, cumulative statement of cash flows and statement of changes in stockholders' equity (deficit) for the period from inception to the date of the last balance sheet presented – i.e., December 31, 2009. Please revise to provide an audit report that covers all the financial statements required in your filing. If you choose to continue presenting the balance sheet, the statements of income and statements of cash flows as of and for the period ended December 31, 2007, those financial statements should also be audited and must be covered by your auditor's report.

8. We see that paragraphs 2 and 4 of the report of independent public accounting firm includes duplicative language. Please revise to include an audit report that complies with Auditing Standard No. 1 and AU Section 508.

Item 15. Recent Sales of Unregistered Securities, page 86

9. Please reconcile your disclosure on pages 54 and 86 regarding the number of shares Dr. Gak "currently owns."

10. Please reconcile the disclosure in this section with your disclosure on pages F-9 through F-11. We note, for example, that the October 16, 2009 issuance mentioned on page 96 does not appear on pages F-9 through F-11. We also note that your disclosure on page F-11 refers to more issuances that occurred on December 2, 2009 than are disclosed on page 98.

Exhibit 23.1

11. Please include a currently dated and signed consent from your independent auditors with your next amendment.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm